June 9, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ernest Greene
Sherry Haywood
Anne McConnell
Asia Timmons-Pierce

Re:	CPG Newco LLC (to be converted into a corporation and renamed The AZEK Company Inc.)

Registration Statement on Form S-1 (File No. 333-236325)

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of 31,250,000 shares of Class A common stock, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on June 11, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 8, 2020 through the date hereof:

Preliminary Prospectus dated June 8, 2020:

3,043 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC. BOFA SECURITIES, INC. GOLDMAN SACHS & CO. LLC JEFFERIES LLC

As Representatives of the several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale

Name:	Victoria Hale
Title:	Authorized Signatory

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia

Name:	Michael Liloia
Title:	Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Kristen Grippi

Name:	Kristen Grippi
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Scott M. Skidmore

Name:	Scott M. Skidmore
Title:	Managing Director

[Signature Page to Acceleration Request Letter]